

December 2, 2009

James C. Holly
President and Chief Executive Officer
Sierra Bancorp
86 North Main Street
Porterville, California 93257

> **Re: Sierra Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-33063**

Dear Mr. Holly:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

Sincerely,

Gregory Dundas
Attorney-Adviser